EX 107-FILING FEES

Calculation of Filing Fees Table

SC TO-I
(Form Type)

ASSURE HOLDINGS CORP.
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$3,100,000*	0.00014760	$457.56
Total Transaction Valuation	$3,100,000*	0.00014760	$457.56
Total Fees Due for Filing			$$457.56
Total Fees Previously Paid			$--
Total Fee Offsets			$--
Net Fee Due			$$457.56

*	Estimated solely for the purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. As there is no market for the 9% convertible debentures (the “Debentures”) being acquired, pursuant to Rule 0-11(a)(4), the transaction value is estimated based on the current book value of the Debentures of $3,100,000.
**	The amount of the Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .00014760.